

To: Phillip Daneshyar
Kanda Co.
April 29, 2021

Enclosed please find the Compiled Balance Sheet report for the period ended March 31, 2021 for Kanda Co.

These reports have not been audited or reviewed by us and, accordingly, we do not express an opinion or provide any assurance about whether the financial statements are in accordance with US generally accepted accounting principles. In addition, we do not provide assurance on matters relating to the solvency of Kanda Co. as it is a violation of AICPA attestation standards to do so.

Management is responsible for the preparation and fair presentation of the financial statements and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

The objective of a financial statement compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Sincerely,

Erin M. Fisk, CPA
Director of Accounting
Beam Accounting Inc.
C: 414-395-5521
E: erin@beamaccounting.com

LOS ANGELES
205 S Beverly Dr., Suite 204
Beverly Hills, CA 90212

MIAMI
175 SW 7th St. Suite 1900
Miami, FL 33130
OFFICE 888 901 8823

www.beamaccounting.com

Kanda Co
Balance Sheet
As of March 31st, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Brex (9876)	50.00
Total Bank Accounts	$ 50.00
Total Current Assets	$ 50.00
TOTAL ASSETS	$ 50.00
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	0.00
Total Credit Cards	$ 0.00
Total Liabilities	$ 0.00
Equity	
Capital Stock	50.00
Retained Earnings	0.00
Net Income	0.00
Total Equity	$ 50.00
TOTAL LIABILITIES AND EQUITY	$ 50.00

KANDA CO.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2021

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Nature of Operations

Kanda Co. was incorporated in Delaware on March 12, 2021. The Company was formed as a holding company for its wholly-owned subsidiary, Kanda Products and Services Ltd., which is headquartered and operated in the UK. Kanda Products and Services Ltd. is a SAAS company and financing platform which allows independent contractors to send quotes, offer financing options, and receive payments from their clients. The platform is web-based and is available to customers using a subscription model that charges 12-45 GBP per month. There are no operations planned for Kanda Co. in the US within the next 12 months.

Related Parties

Kanda Co. is under common control with its UK subsidiary, Kanda Products and Services Ltd. It is owned and operated by the founders of Kanda Products and Services, Ltd. The capitalization of Kanda Co. at March 31, 2021 is as follows:

Founders	
Robert Gallagher	27.23%
Phillip Daneshyar	27.23%
Richard Fleeman	27.23%
Investors	
WCS Nominees Ltd	9.66%
Worth Capital Ltd	3.17%
Lex GP LLP	0.48%
Option Pool- Unallocated	5%
Total	**100%**

Evaluation of Subsequent Events

The Company has evaluated subsequent events through April 28, 2021 which is the date the financial statements were available to be issued.

$125,000 was raised by Kanda Co. in the US through the issuance of SAFE Notes with a valuation cap of $1.8 million in April 2021.

$522,000 was raised by Kanda Co. in the US through the issuance of SAFE Notes with a valuation cap of $12 million in April 2021.

Management expects that the ongoing COVID-19 pandemic will continue to impact UK operations with a 20-50% decrease in demand over the upcoming 6-12 months.